DOLORES MOORE
                                                        Assistant Vice President
[EQUITABLE AXA LOGO]                                              (212) 314-4058
                                                              Fax (212) 707-1775

                                  June 2, 1999


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

              Re: The Equitable Life Assurance Society of the United States Form N-4 Registration Statement
                       File No. 333-79379
                       ---------------------------------------------------------

Commissioners:

         We are writing to pre-effectively amend Form N-4 Registration Statement No. 333-79379 filed by The Equitable Life Assurance Society of the United States and Separate Account No. 49 of The Equitable Life Assurance Society of the United States on May 26, 1999, to add the following paragraph to the facing sheet:

                  "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

         This EDGAR letter delaying amendment is being filed pursuant to Rule 473 of the Securities Act of 1933.

                                                  Very truly yours,


                                                  /s/ Dolores Moore
                                                --------------------------
                                                      Dolores Moore

cc:      Peter E. Panarites, Esq.



                      THE EQUITABLE LIFE ASSURANCE SOCIETY
              1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104